1801 California St., Suite 5200 Denver, Colorado 80202

June 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

The Registrant hereby requests the withdrawal of Post-Effective Amendment No. 257 (the “Amendment”) to its Registration Statement pursuant to Rule 477 under the Securities Act of 1933 (“1933 Act”), as amended. This Amendment was originally filed with the Securities and Exchange Commission (“SEC”) via EDGAR (Accession Number 0001193125-18-142549) on April 30, 2018, pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act. The Amendment relates to the registration of Class R6 shares to Transamerica High Quality Bond, Transamerica International Small Cap Value, Transamerica Large Core and Transamerica Large Value Opportunities, each a separate series of the Registrant (the “Funds”). The withdrawal of the Amendment is requested because the Registrant has determined not to move forward with the offering of this share class to the Funds at this time.

No securities were issued or sold pursuant to the Amendment to the Registration Statement. The Amendment to the Registration Statement has not been declared effective by the SEC.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1311.

Very truly yours,

/s/ Cathleen M. Livingstone
Cathleen M. Livingstone
Manager, Registered Products and Distribution
Transamerica Asset Management, Inc.